UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People’s Republic of China
+86-571-82613568

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Pricing and Closing of Initial Public Offering

On August 26, 2024, WORK Medical Technology Group LTD, a Cayman Islands exempted company (the “Company”), closed its initial public offering (the “IPO”) of 2,000,000 ordinary shares, par value $0.0005 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-271474), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2023, as amended, and declared effective by the SEC on August 22, 2024. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “WOK” on August 23, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated August 22, 2024, with Kingswood Capital Partners, LLC, as representative of the underwriters with respect to the IPO.

In connection with the IPO, the Company issued a press release on August 23, 2024, announcing the pricing and trading of the IPO, and a press release on August 26, 2024, announcing the closing of the IPO, respectively.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: August 27, 2024	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – WORK Medical Technology Group LTD Announces Pricing of Initial Public Offering
99.2	Press Release – WORK Medical Technology Group LTD Announces Closing of Initial Public Offering

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